November 6, 2019

Jonathan Truppman
General Counsel
Casper Sleep Inc.
230 Park Avenue South, Floor 13
New York, New York 10003

       Re: Casper Sleep Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form S-1
           Submitted October 29, 2019
           CIK No. 0001598674

Dear Mr. Truppman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 3 to Draft Registration Statement on Form S-1 submitted October 29,
2019

General

1. We reissue comment two of our prior letter dated October 3, 2019. We note that you have a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine. Please revise your prospectus to provide the identity and background of the members of your Sleep Advisory Board.
2. We reissue comment three of our prior letter dated October 3, 2019. We note that you refer to your consumer experience professionals as Sleep Specialists. Please revise your prospectus to elaborate on the training and experience of your Sleep Specialists.
 Jonathan Truppman
Casper Sleep Inc.
November 6, 2019
Page 2
3. We note from press releases that you have entered into a partnership with Plus Products to create and distribute a line of CBD-infused gummies. We note from your website that you have CBD-infused gummies listed for sale. Please include risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of CBD related products. Please also revise your Business section to address government approval of your
      CBD products. Please also revise your disclosures to include the material terms of your partnership with Plus Products and file the agreement as an exhibit to your registration statement.
Risk Factors, page 25

4. You disclose on page 58 that net interest expense was $1.1 million for the nine months ended September 30, 2019; however, net interest expense as stated on the face of your income statement on page F-33 was $1.4 million for the nine months ended September 30,
      2019. Please reconcile this apparent discrepancy.
Executive Compensation
Executive Compensation Arrangements, page 185

5.    We note that you intend to enter into an employment agreement with Mr.
Krim and
      Executive Severance Agreements with certain of your executive officers. Please file these agreements exhibits to your registration statement. Please refer to Item 601(b)(10)(iii)(A)
      of Regulation S-K.
        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameJonathan Truppman
                                                           Division of
Corporation Finance
Comapany NameCasper Sleep Inc.
                                                           Office of
Manufacturing
November 6, 2019 Page 2
cc:       Marc Jaffe
FirstName LastName